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                                January 28, 2005


VIA FACSIMILE
=============


Abby Adams
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

         Re:      Elmer's Restaurants, Inc.
                  Schedule 14D-9 filed December 21, 2004

Dear Ms. Adams:

         In response to the SEC Staff's comments set forth in the your comment letter dated January 27, 2005 concerning additional revisions to the Schedule 14D-9 filed by Elmer's Restaurants, Inc. ("Elmers" or the "Company"), the revisions set forth below have been made to the Schedule 14D-9. Enclosed with this letter is a copy of the Schedule 14D-9/A-1 filed this same date with the Securities and Exchange Commission. Elmer's will mail a copy of the amended
Schedule 14D-9 to the shareholders. For Staff convenience, the revisions below are identified by the respective comment number in your comment letter dated January 5, 2005.

COMMENT 3.

In accordance with your response to Comment 3 set forth in your letter dated January 27, 2005, Section 3 of Schedule 14D-9 has been amended by disclosing the relationship between Elmer's and Jasper's Food Management, Inc.

COMMENT 4.

Section 6 of Schedule 14D-9 has been amended to include the names of the executive officers and directors of Elmer's and the respective number of shares of Elmer's stock involved in the transaction with EAC.

Abby Adams
January 28, 2005
Page 2



COMMENT 5.

Section 7 of Schedule 14D-9 has been amended by including a paragraph responsive to the information required under Item 1006(c)(2)-(3) of Regulation M-A.

COMMENT 6.

Pursuant to your comment letter dated January 5, 2005, Section 7 of Schedule 14D-9 has been revised in its entirety as proposed in our response letter dated January 18, 2005.

         The Company acknowledges and understands that it is responsible for the adequacy and accuracy of the disclosure in the filings and that the Division of Enforcement has access to all the information the Company provides to the Staff of the Division of Corporate Finance in review of Company filings and in response to Staff comments. The Company also acknowledges that Staff comments or changes to disclosures in the filings in response to staff comments reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         Should the staff have additional comments or questions with respect to the foregoing, please do not hesitate to contact me at 503 221-1287, or in my absence, Cliff E. Spencer at 503 221-2218.

                                               Very truly yours,


                                               /s/ JOEL S. KAPLAN
                                               Joel S. Kaplan

Enclosures